UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38991

(Check One):	◻	Form 10-K	◻	Form 20-F	◻	Form 11-K	⌧	Form10-Q	◻	Form D	◻	Form N-CEN	◻	Form N-CSR

For Period Ended:    September 30, 2019

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR

For the Transition Period Ended:   _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     _____________________
s

PART I – REGISTRANT INFORMATION

Pioneer Bancorp, Inc.
Full Name of Registrant
________________________

Former Name, if Applicable

652 Albany Shaker Road
Address of Principal Executive Office (Street and Number)

Albany, New York 12211
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

◻	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
◻	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
◻	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)
Pioneer Bancorp, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (“Form 10-Q”) by the prescribed filing deadline (November 14, 2019) without unreasonable effort or expense, as explained below.
As previously reported, the Company became aware of potentially fraudulent activity discovered during the Company’s first fiscal quarter of 2020 (the quarter ended September 30, 2019). The Company continues to review the effect of such activity at and for the fiscal year ended June 30, 2019 and at and for the first fiscal quarter ended September 30, 2019. Accordingly, this has caused a delay in filing the Form 10-Q in a timely manner and without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Thomas L. Amell	(518)	730-3999
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ◻  Yes   ⌧  No

Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ◻  Yes   ⌧  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pioneer Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	By: /s/ Thomas L. Amell
Thomas L. Amell
President and Chief Executive Officer